[redacted]

08026659

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2008
Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNED FINANCIAL PROGRAMS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville, N.Y. 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Eisman (631) 423-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kass & Jaffe, P.C.
(Name – *if individual, state last, first, middle name*)

1025 Westchester Avenue - White Plains, NY 10604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/18/08

OATH OR AFFIRMATION

I, JEFFREY S. EISMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FINANCIAL PROGRAMS INC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2007

TABLE OF CONTENTS

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2007 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe, P.C.

February 1, 2008
White Plains, New York

PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 66,275
Commissions receivable	54,561
Other receivable	425
TOTAL ASSETS	$ 121,261

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 18,164
STOCKHOLDER'S EQUITY	
Capital stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	5,000
Retained earnings	98,097
TOTAL STOCKHOLDER'S EQUITY	103,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 121,261

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME	
Commissions	$ 559,867
Less - commission expenses	62,606
TOTAL INCOME	497,261
OPERATING EXPENSES	
Officers' salaries	332,294
Other salary	42,535
Payroll taxes and benefits	29,894
Rent	19,087
Travel and entertainment	11,246
Professional fees	11,235
Postage and office	8,205
Telephone and utilities	7,407
Auto expense	6,000
Advertising	3,970
Subscriptions and dues	2,987
Insurance	2,872
Computer expenses	2,300
Miscellaneous	1,576
TOTAL OPERATING EXPENSES	481,608
PROFIT FROM OPERATIONS	15,653
OTHER INCOME	
NASD income	35,000
Dividends and interest	187
INCOME BEFORE PROVISION FOR INCOME TAXES	50,840
PROVISIONS FOR INCOME TAXES	
State Income Taxes	100
NET INCOME	50,740
RETAINED EARNINGS - Beginning	47,357
RETAINED EARNINGS - Ending	$ 98,097

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholder's equity - December 31, 2006	$ 52,357
Net income - Year ended December 31, 2007	50,740
Distributions	(-0-)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2007	$ 103,097

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 50,740
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in commissions receivable	(4,114)
Decrease in accrued expenses	(37,802)
Decrease in other payables	(1,020)
TOTAL ADJUSTMENTS TO NET INCOME	(42,936)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,804
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,804
CASH AND EQUIVALENTS - BEGINNING	58,471
CASH AND EQUIVALENTS - ENDING	$ 66,275

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Interest	$ -0-
Taxes	$ 100

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's primary source of income is from commissions on the sale of mutual funds and variable annuities.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Income Taxes

The Company has elected to file its corporate income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax and only minimal State Franchise tax on its taxable income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

Concentrations

The Company received 87% of its commissions from four brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible within one year.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED:

Advertising

Advertising costs are expenses as incurred. For the year end December 31, 2007, the Company incurred $3,970 in advertising costs.

NOTE 2 – COMMITMENT

The Company entered into a lease for its office space which expires on February 28, 2009. As of December 31, 2007, the future minimum rental commitment for non-cancelable operating lease is as follows:

Year ending December 31, 2008	$ 21,340
Year ending December 31, 2009	3,590
	$ 24,930

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our report on our audit of the basic financial statements of Planned Financial Programs, Inc. for 2007 appears on page 1. That audit was made for purposes of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe, P.C.

White Plains, New York
February 1, 2008

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Cash in banks		$ 66,275
Sundry assets		54,986
Total Assets		121,261
Less - current liabilities		(18,164)
Net capital before haircuts on securities		103,097
Haircuts		
Other securities		-0-
Undue concentration		-0-
Net Capital		103,097
Statutory net capital requirement	$ 5,000	
Aggregate indebtedness	$ 18,164	
Aggregate indebtedness net capital requirements	$ 1,211	
Higher of net capital requirements		(5,000)
Excess net capital		$ 47,357

See accompanying notes and independent auditors' report.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have examined the answers to the financial questionnaire to be filed with the Securities and Exchange Commission, Form X-17A-5 by Planned Financial Programs, Inc. as of December 31, 2007. Our examination was made in accordance with generally accepted auditing standards in the United States of America and, accordingly, included a review of the internal accounting control and of safeguarding customers' securities, and such other tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying answers to the financial questionnaire present fairly the financial position of Planned Financial Programs, Inc. at December 31, 2007 in conformity with generally accepted accounting principles in the United States of America applied on basis consistent with that of the preceding year.

Kass & Jaffe, P.C.

February 1, 2008
White Plains, New York

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 15, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Securities and Exchange Commission
233 Broadway
New York, New York 10279

NASD Regulation, Inc. /Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, Maryland 20850
Att: Sherry Lawrence

We have examined the financial statement of Planned Financial Programs, Inc., for the year ended December 31, 2007 and have issued our report thereon dated February 1, 2008. As a part of our examination, we made a study and evaluation of the Company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-(e).

In our opinion, there are no material inadequacies in the internal control of Planned Financial Programs, Inc. as of December 31, 2007.

Very truly yours,

Kass & Jaffe, P.C.

KASS & JAFFE, P.C.
Certified Public Accountants
White Plains, New York

END